Exhibit 21.1

1.	Dorchester Minerals Oklahoma LP, an Oklahoma limited partnership

2.	Dorchester Minerals Oklahoma GP, Inc., an Oklahoma corporation

3.	Dorchester Minerals Acquisition LP, an Oklahoma limited partnership

4.	Dorchester Minerals Acquisition GP, Inc., an Oklahoma corporation